Exhibit 12

EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

Nine Months Ended September 30, 2007
Earnings
Earnings before income taxes and other items	$567
Portion of rents representative of the interest factor	31
Interest on indebtedness	150
Amortization of debt expense and premium	1

$749

Fixed charges
Portion of rents representative of the interest factor	$31
Interest on indebtedness	150
Amortization of debt expense and premium	1

$182

Ratio of earnings to fixed charges	4.1